                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4/A

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Eibeler    Paul       G.
   (Last)    (First)  (Middle)

   c/o Acclaim Entertainment, Inc.
   One Acclaim Plaza
   (Street)

   Glen Cove    NY      11542
     (City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



4. Statement for Month/Year

   October 1999

5. If Amendment, Date of Original (Month/Day/Year)

   November 8, 1999

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Vice President and General Manager

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  --------------

Common Stock, par value $0.02
  per share                      10/28/99     S             10,000       D     $7.047                       D
Common Stock, par value $0.02
  per share                      10/28/99     M             25,000       A     $3.625                       D
Common Stock, par value $0.02
  per share                      10/28/99     S             25,000       D     $7.031                       D
Common Stock, par value $0.02
  per share                      10/29/99     S              9,235(1)    D     $7.594                       D
Common Stock, par value $0.02
  per share                      10/29/99     M             25,000       A     $3.625                       D
Common Stock, par value $0.02
  per share                      10/29/99     S             25,000       D     $6.9375        15,000        D



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
                            Table     II--Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Options: Right to Buy                       $3.625      10/28/99    M                              25,000       (2)         7/9/07
Options: Right to Buy                       $3.625      10/29/99    M                              25,000       (2)         7/9/07

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Options: Right to Buy             Common Stock               25,000                                         D
Options: Right to Buy             Common Stock               25,000                       150,000           D



Explanation of Responses:

(1) Such shares of common stock were acquired under the Issuer's employee stock purchase plan during fiscal 1999.

(2) Options to acquire 200,000 shares of the Issuer's common stock, par value $.02 per share, were granted to the reporting person under the Issuer's 1998 Stock Incentive Plan. One third of such options became exercisable on July 10, 1998, two thirds on July 10, 1999 and the balance became exercisable on July 10, 2000.

                                                January   , 2000
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).